UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2009

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7): ☐

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 14 April, 2009

ASX & MEDIA RELEASE
14 APRIL, 2009

MARSHALL EDWARDS, INC., TO UNDERTAKE ANALYSIS OF OVATURE TRIAL

Early analysis enables extension of current resources to additional programs

Novogen Limited’s subsidiary, Marshall Edwards, Inc., (NASDAQ: MSHL) has just made the following announcement.

 (New Canaan, Connecticut., Sydney, Australia - 14 April, 2009) - Marshall Edwards, Inc., (NASDAQ: MSHL) today announced that it will be undertaking an un-blinded analysis of the data from its Phase III international, multicentre clinical study known as “Ovature” (OVArian TUmour REsponse).

Subject to ethical and regulatory approvals patients currently enrolled in the trial will continue their treatment according to the study protocol.  However new patient recruitment into the Ovature study will cease and the available data from the 141 completed and current patients will be analysed for safety and efficacy outcomes.  As noted by the Independent Data Monitoring Committee in its last review, there have been no significant safety concerns raised todate.  Data analysis for the primary endpoint, progression free survival, is expected to be completed within three months.  Per the study protocol, the secondary endpoint, overall survival, cannot be analysed until 18 months after the last patient was randomised, or sooner if there are no patients surviving.

The Company has decided to assess these data from the Ovature trial at this time, as the current downturn in the global financial markets makes raising further equity or debt in the near term to fund the trial through to completion most unlikely.  According to the agreement reached with the FDA in a Special Protocol Assessment, the planned interim analysis of the data can be scheduled only after 95 events of disease progression and full recruitment of 340 patients.  However, changes in standards of care over the period the trial has been in operation and the specific inclusion/exclusion criteria of the Ovature protocol have slowed patient recruitment rates and, consequently, the Company has deemed it prudent not to fund the trial to completion.

“The determination to conduct an un-blinded analysis of the Ovature data has been taken to assess the clinical and commercialisation opportunities available for phenoxodiol and to enable the continuing funding from current resources of the ongoing Phase I and II programs and release funds to in-license promising and available compounds,” said Christopher Naughton, President and CEO of Marshall Edwards, Inc.  “We believe that this oncology focused multi-phase program will maximise opportunities in the best interests of shareholders and patients and enhance the value of the Company’s proprietary flavonoid technology platform over the medium term.”

Accordingly, the Company intends to allocate its current funds of approximately $23 million to completing the Ovature data analysis of 141 patients, pursuing negotiations for out-licensing phenoxodiol should evidence of efficacy and safety emerge from the Ovature analysis, maintaining other ongoing phenoxodiol ovarian and prostate cancer clinical trials, initiating the triphendiol clinical program, and to in-license further promising anti-cancer compounds:

•	A Phase Ib/IIa study of phenoxodiol in combination with the Sanofi-Aventis drug Docetaxel (Taxotere®) in ovarian cancer is continuing at the Yale University School of Medicine;

•	Also at Yale, the Phase II clinical trial of phenoxodiol comparing its safety and efficacy in patients with early stage and advanced prostate cancer is ongoing;

•
Marshall Edwards also has the drug candidate triphendiol (NV-196), for which an Investigational New Drug Application (IND) has been granted by the FDA, allowing clinical trials to commence in the US for pancreatic and bile duct cancers.  In addition, this drug was designated by the FDA as an Orphan Drug for treatment of pancreatic cancer, bile duct cancer, and late stage melanoma;

•	Marshall Edwards is currently in advanced negotiations with Novogen Limited to in-licence the mTOR inhibitor NV-128, which has shown compelling preclinical results to date.

“The scientific and commercial excitement around the potential of mTOR inhibitors, and particularly this stand-out compound with dual mTORC1 and mTORC2 inhibition, has made NV-128 a high priority for the Marshall Edwards’ drug development program,” said Professor Bryan Williams, the Chairman of Marshall Edwards, Inc.  “We expect to add NV-128 to our portfolio by obtaining oncology commercialisation rights and to move ahead quickly with the clinical program”.

About Ovature

The Ovature study is a multi-centre international Phase III clinical trial of the orally-administered investigational drug phenoxodiol in women with advanced ovarian cancer resistant or refractory to platinum-based drugs, to determine its safety and effectiveness when used in combination with carboplatin.

About Marshall Edwards, Inc. and Novogen Limited

Marshall Edwards, Inc., is a specialist oncology company focused on the clinical development of novel anti-cancer therapeutics.  These derive from a flavonoid technology platform that has generated a number of novel compounds characterised by broad ranging activity in laboratory testing against a range of cancer targets with few side effects.  The ability of these compounds to target an enzyme present on the surface of cancer cells, and inhibit the production of pro-survival proteins within the cancer cell suggests that they may possess a unique combination of efficacy and safety.  Marshall Edwards, Inc., has licensed rights from Novogen Limited (ASX: NRT; NASDAQ: NVGN) to bring three oncology drugs - phenoxodiol, triphendiol (NV-196) and NV-143 - to market globally.  Marshall Edwards, Inc., is majority owned by Novogen Limited, an Australian biotechnology company that is specialising in the development of therapeutics based on a flavonoid technology platform.  More information on phenoxodiol and on the Novogen group of companies can be found at www.marshalledwardsinc.com and www.novogen.com.

Under U.S. law, a new drug cannot be marketed until it has been investigated in clinical trials and approved by the FDA as being safe and effective for the intended use. Statements included in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. You should be aware that our actual results could differ materially from those contained in the forward-looking statements, which are based on management's current expectations and are subject to a number of risks and uncertainties, including, but not limited to, our failure to successfully commercialize our product candidates; costs and delays in the development and/or FDA approval, or the failure to obtain such approval, of our product candidates; uncertainties in clinical trial results; our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products; competitive factors; our inability to protect our patents or proprietary rights and obtain necessary rights to third party patents and intellectual property to operate our business; our inability to operate our business without infringing the patents and proprietary rights of others; general economic conditions; the failure of any products to gain market acceptance; our inability to obtain any additional required financing; technological changes; government regulation; changes in industry practice; and one-time events. We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements.